129041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04021385

March 11, 2004

Act	34
Section	17
Rule	17a-5
Public Availability	3-25-04

Mr. Michael O. Brown
Financial and Operations Principal
EnGroup Securities, LLC
Eleven Piedmont Center
Suite 125
Atlanta, GA 30305

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Brown:

We have received your letter, dated January 12, 2004, in which you request on behalf of EnGroup Securities, LLC (the "Firm"), relief from the requirement that the Firm file an annual audited report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on October 28, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an annual audited report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on October 28, 2003, and the firm has not done any securities transactions in 2003 and only received $10,000 in consulting fees, you have requested an exemption from filing an audited annual report for the year-ended December 31, 2003. You have also informed me that the firm has requested and received a one month extension from the NASD.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31,

2004, must cover the entire period from October 28, 2003, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa

E. David Hwa
Special Counsel

cc: Susan DeMando, NASD Regulation

edh

B/D SOLUTIONS CONSULTING

Eleven Piedmont Center, Suite 125
Atlanta, GA 30305

Office: (404) 303-8840
Toll free: (877) 4BD-INFO
FAX: (404) 250-9972

www.bdsolutions.com

FAX COVER SHEET

To: David Hwa

From: Katy Anderson

Date: March 10, 2004

Fax: (202) 942-9553

Number of Pages **(including cover)**: 2

Correspondence:

B/D SOLUTIONS **CONSULTING**

Management Consulting

Compliance & Operations Consulting

Broker/Dealer Start-up Services

Branch Office Audit Services

Brokerage Accounting Services

January 12, 2004

Securities and Exchange Commission
450 Fifth Street Northwest
Washington, DC 20549-0001

SECOND REQUEST FOR RESPONSE

Regarding: EnGroup Securities, LLC (CRD # 125079)
Extension of Audit Period covered by SEC Rule 17a-5

Dear Sir or Madam:

The purpose of this letter is to request a formal extension of the period covered by the annual audit report requirements of SEC Rule 17a-5 for EnGroup Securities, L.L.C. (CRD No. 125079). This request for an extension of the audit period is based upon the following facts and situations.

1. EnGroup Securities received NASD membership approval on November 1, 2003 and, therefore was in existence as a broker/dealer for approximately 60 days during 2003.

2. EnGroup Securities is a limited broker/dealer approved only to handle the private placement of securities with accredited institutions (not individuals). Therefore the firm has a minimum net capital requirement of $5,000.

3. EnGroup Securities, during these 60 days, executed no security transactions and recorded no revenue related to securities transactions. The only income entry recorded was a $10,000 fee receivable in relation to consulting work.

4. EnGroup Securities' excess net capital for November 30, 2003 was $8,575.

Based on this fact situation, EnGroup Securities requests an extension of the initial audit period from November 1, 2003 through December 31, 2004 – a total of 14 months.

Thank you for your consideration of this extension request, and we look forward to receiving a response from your office. Should you have any questions, comments or need additional documentation, please feel free to contact me at the numbers listed below.

Sincerely,

Michael O. Brown

Michael O. Brown
Financial and Operations Principal

cc's: NASD District – Boston
Lauren DeMore
Ronald Reilly
Charles Woodard

www.bdsolutions.com
Eleven Piedmont Center • Suite 125 • Atlanta, GA 30305
404-303-8840 • Toll Free 877-4BD-INFO • Fax 404-250-9972